SECOND
              QUARTER
               REPORT
                1995


            STRAWBRIDGE
            &  CLOTHIER

              [LOGO]

To Our Shareholders:

   In the second quarter of the fiscal year 1995 ended July 29, sales were $218,551,000 compared to $222,894,000 for the same period last year, a decrease of 1.9%. Comparable store sales declined 3.6% during the quarter. The Company incurred a loss for the quarter of $9,079,000 compared to earnings of $244,000 in 1994. Loss per share was $.86 in 1995's second quarter compared to earnings of $.02 per share last year. The results include a charge of $.20 per share related to the acquisition attempt for six
John Wanamaker stores.

   For the first half of the fiscal year sales were $417,176,000 compared to $431,197,000 last year, a decrease of 3.3%. Comparable store sales declined 4.1%. The Company incurred a loss for the first half of $15,143,000 compared to a loss of $744,000 last year. Loss per share was $1.45 in 1995 (including $.20 per share in costs for the John Wanamaker acquisition attempt) compared to a loss per share of $.07 in 1994.

   Continued sluggish sales in women's apparel, and consumer confidence in our trade area remaining meaningfully below the national average, both contributed to the disappointing sales results.

   Second half sales are expected to be
favorably impacted by new marketing and sales promotion initiatives as well as by sales produced by the Company's two new Clover stores and its new Home Furnishings unit in Delaware.

   On August 7, 1995 the Company opened its 27th
Clover store at the Gallery at Market East in downtown Philadelphia. This store, occupying two levels of the former Stern's department store, has shown strong sales in its opening weeks. The Company's headquarters store, along with the new Clover store operating within the same enclosed shopping center, now provides a virtually complete shopping experience to our customers, which is unique in American large city retailing.

s/ FRANCIS R. STRAWBRIDGE III    s/ PETER S. STRAWBRIDGE
   Chairman of the Board            President

STRAWBRIDGE & CLOTHIER  [LOGO]
==============================================================================
Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)
==============================================================================

                   Thirteen Weeks       Twenty-six Weeks       Trailing Year
                        Ended                 Ended                Ended
                 ------------------   -------------------   ------------------
                 7/29/95    7/30/94    7/29/95    7/30/94    7/29/95   7/30/94
                 --------  --------   --------   --------   --------  --------
Net sales        $218,551  $222,894   $417,176   $431,197   $989,503  $993,643
Other income,
  net of other
  deductions          539       515      1,231      1,102      3,394     2,403
                 --------  --------   --------   --------   --------  --------
                  219,090   223,409    418,407    432,299    992,897   996,046

Cost of sales     171,470   169,517    324,630    327,587    742,294   735,117
Selling, general
  and administra-
  tive costs       46,707    39,548     87,854     78,138    181,745   171,211
Depreciation        7,534     7,477     14,882     14,931     29,538    29,401
Interest            4,800     4,818      9,005      9,355     19,201    19,929
Provision for
  doubtful
  accounts          2,655     1,680      5,514      3,415     12,380     6,015
                 --------  --------   --------   --------   --------  --------
                  233,166   223,040    441,885    433,426    985,158   961,673
                 --------  --------   --------   --------   --------  --------
Earnings (loss)
  before income
  taxes           (14,076)      369    (23,478)    (1,127)     7,739    34,373
Provision for
  income taxes
  (benefit)        (4,997)      125     (8,335)      (383)     2,106    11,710
                 --------  --------   --------   --------   --------  --------
NET EARNINGS
  (LOSS)         $ (9,079) $    244   $(15,143)  $   (744)  $  5,633  $ 22,663
                 ========  ========   ========   ========   ========  ========

NET EARNINGS
  (LOSS) PER
  SHARE            $(0.86)  $ 0.02      $(1.45)    $(0.07)     $0.54     $2.18

Average shares
  outstanding      10,498   10,402      10,480     10,393     10,456    10,378

==============================================================================

NOTES: (1) New store preopening expenses had the effect of reducing earnings per share by $.03 and $.07 for the thirteen weeks and twenty-six weeks ended July 29, 1995, respectively.

       (2) Costs incurred in the attempt to acquire six John Wanamaker stores had the effect of reducing earnings per share $.20 for the thirteen and twenty-six weeks ended July 29, 1995.

==============================================================
Condensed Consolidated
Balance Sheets (Unaudited)
(in thousands)
==============================================================

Assets                              7/29/95            7/30/94
                                   --------           --------
Current assets:
Cash and equivalents               $  4,631           $  4,187
Accounts receivable, net            122,929            178,050
Merchandise inventories             160,749            158,897
Other current assets                 12,858             11,744
                                   --------           --------
Total current assets                301,167            352,878
Property, fixtures and
  equipment, net                    330,777            301,644
Other assets                         14,021              6,746
                                   --------           --------
                                   $645,965           $661,268
                                   ========           ========

Liabilities and
Shareholders' Equity
Current liabilities:
Notes payable                      $ 43,000           $ 56,500
Accounts payable                     65,171             62,428
Other                                29,267             32,558
                                   --------           --------
Total current liabilities           137,438            151,486
Long-term debt and capital
  lease obligations                 205,059            204,016
Other liabilities                    59,801             59,263
Shareholders'equity                 243,667            246,503
                                   --------           --------
                                   $645,965           $661,268
                                   ========           ========

            DEPARTMENT STORES
      Philadelphia     Exton
           Ardmore     Christiana
       Cherry Hill     Burlington
       Springfield     Concord
  Plymouth Meeting     The Court at
         Neshaminy       King of Prussia
           Echelon     Willow Grove Park
          Concord Home Furnishings

              CLOVER STORES
           Marlton   Cheltenham
         Blackwood   Whitehall Mall
       Cinnaminson   Palmer Park
       Morrisville   Rising Sun Plaza
     Center Square   Township Line
    Baltimore Pike   Park City
          Westmont   Penrose Plaza
           Andorra   Whiteland
    Frankford Ave.     Towne Center
      Cottman Ave.   Shore Mall
        Bucks Mall   Kirkwood Plaza
       Mercerville   Ralph's Corner
       Granite Run   Brandywine
        Warrington   Gallery


    ----------------------------------

    TRANSFER AGENT AND RECORD KEEPER

     Please direct address changes
     and inquiries regarding stock
     transfer, registration and
     record keeping to:

  Chemical Mellon Shareholder Services
             P.O. Box 444
         Pittsburgh, PA 15230